GALIANO GOLD ANNOUNCES TRADING

UNDER NEW SYMBOL 'GAU'

Vancouver, British Columbia, May 4, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce that effective at the market open on May 5, 2020 the Company's common shares will be trading on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange American (NYSE American) under the Company's new name, Galiano Gold Inc., and its new trading symbol "GAU".  The name change was approved by the shareholders at the Company's Annual General and Special Meeting held on April 30, 2020.

The Company believes that the new name of the Company provides a clear distinction between the corporate level entity and the Asanko Gold Mine ("AGM"). The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.

Effective immediately, the Company's former website, www.asanko.com will redirect visitors to the Company's webpage www.galianogold.com.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.